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17018518

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SEC Mail Processing Section
NOV 30 2017
Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20392

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YY) AND ENDING 09/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World First Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

246 Fifth Avenue, Suite 313
(No. and Street)

New York (City) New York (State) 10001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Des Londe 212 5844139
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co., Inc.
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway (Address) Livingston (City) NJ (State) 07039-1711 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2017 NOV 30 PM 1:46
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James DesLonde, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World First Financial Services, Inc., as of 09/30/17, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President. CEO

Title

Notary Public



NOTARY PUBLIC
STATE OF FLORIDA

Jaquelyn Singh
Notary Public
State of Florida
My Commission Expires 8/23/2019
Commission No. FF 911733

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORLD FIRST FINANCIAL SERVICES, INC

SEPTEMBER 30, 2017

CONTENTS

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
September 30, 2017

ASSETS

Cash	$	307,983
Securities owned		2,451,010
Secured demand notes		500,000
Commission receivable		101,647
Accrued interest receivable		1,250
Furniture and fixtures, net		10,361
Prepaid Expenses		2,169
Other Current Assets		7,581
Total Assets	$	3,382,001

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Due to clearing broker	$	2,451,010
Accounts payable and other accrued expenses		382,129
Deferred taxes		11,400
Total Liabilities		2,844,539
COMMITMENTS AND CONTINGENCIES:		
Subordinated borrowings		500,000
STOCKHOLDER'S EQUITY:		
Common stock - no par value; 1,000 shares authorized and issued, 990 outstanding		7,787
Additional paid-in capital		180,216
Accumulated deficit		(148,041)
		39,962
Less: Treasury stock 10 shares, at cost		(2,500)
Total Stockholders' Equity		37,462
Total Liabilities and Stockholders' Equity	$	3,382,001

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
Year ended September 30, 2017

REVENUE:		
Trading profit	$	381,135
Commissions		535,387
Interest and ancillary charges		531,615
Total Revenue		1,448,137
OPERATING EXPENSES		1,388,143
OTHER EXPENSE:		
Interest expense		34,994
INCOME BEFORE PROVISION FOR INCOME TAXES		25,000
PROVISION FOR INCOME TAXES		11,857
NET INCOME BEFORE ADJUSTMENTS	$	13,143
PROVISION FOR DEFERRED TAXES		-
NET INCOME		**$13,143**

The accompanying notes are an integral part of these financial statements.

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended Septemer 30, 2017

	Total Equity	Common Shares	Common Stock	Paid in Capital	Accumulated Deficit	Treasury Stock
Balance, Beginning of year	$ 24,319	990	$ 7,787	$ 180,216	$ (161,184)	$ (2,500)
Net income	13,143	-	-	-	13,143	-
Balance, End of year	$ 37,462	990	$ 7,787	$ 180,216	$ (148,041)	$ (2,500)

The accompanying notes are an integral part of these financial statements.

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
Year End September 30, 2017

CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES:		
Net income	$	13,143
Adjustments to reconcile net income to net cash used for operating activities:		
Depreciation		16,594
Changes in operating assets and liabilities:		-
Securities owned		(737,565)
Securities not owned		
Commission receivable		(63,678)
Accrued interest receivable		(1,099)
Other Assets		26,779
Prepaid expenses		13,850
Deferred Revenue		
Due to clearing broker		737,565
Accounts payable and other accrued expenses		98,358
Net Cash Used for Operating Activities		103,947
Net Increase in Cash		103,947
CASH:		
Beginning of year		204,036
End of year	$	307,983

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid for:		
Taxes	$	11,857
Interest	$	34,994

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended September 30, 2017

Subordinated borrowings - Beginning of year	$	500,000
Increase - Secured note collateral agreements		-
Decrease - Payment of subordinated notes		-
Subordinated borrowings - End of year	$	500,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION:

Organization:
World First Financial Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC) and Municipal Securities Rulemaking Board (MSRB).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned:
Securities owned consist primarily of State of California, State of Tennessee and State of New Jersey municipal bonds. Securities transactions are recorded on the trade date, as if they settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities Received as Collateral:
Securities received as collateral consist primarily of municipal bonds pledged in assets secured by a demand note.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Fair Value Measurements:
Fair value measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Commissions Receivable:
The Company's commission's receivable is recorded at amounts billed to customers and is presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company. No allowance is deemed necessary by management.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Fixed Assets:
Fixed assets are recorded at cost. The straight-line method of depreciation is used based on the estimated useful lives of the assets. Maintenance and repairs are charged to the expense when the expense is incurred.

Revenue Recognition:
Commission income is recorded when earned. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed) and the net realized gain or loss on sales of securities is determined by the use of the first-in, first-out (FIFO) method. Interest and ancillary charges are recorded when earned on a monthly basis. The revenue is based on the amount of money under management at the third party broker-dealer (Wells Fargo Clearing LLC.).

Income Taxes:
The Company utilizes accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company follows the Income Taxes Topic of the FASB Accounting Standards Codification, which provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At September 30, 2017, no significant income tax uncertainties have been included in the Company's statement of financial condition. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the statements of income. No interest and penalties are present for periods open. Tax returns for the years 2013 and forward are subject to audit by federal and state jurisdictions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after September 30, 2017, through November 28, 2017, the date that the financial statements were available to be issued. The Company is not aware of any subsequent events, which would require recognition or disclosure in the financial statements.

NOTE 3 - SECURITIES OWNED:

At September 30, 2017, marketable securities owned and held in the principal trading account of the Company consisted of State and Municipal Obligations in the amount of $2,451,010.

Owned:	State of California	77.40%
	State of Tennessee	21.30%

NOTE 4 - FAIR VALUE OF SECURITIES:

The Company has categorized its investments based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

FAIR VALUE MEASUREMENTS
AS OF SEPTEMBER 30, 2017

	LEVEL 1	**LEVEL 2**	**LEVEL 3**	**NETTING ADJ.**	**TOTAL**
State and Municipal Obligations Owned	-	$2,451,010	-	-	$2,451,010

NOTE 5 - FURNITURE AND FIXTURES:

At September 30, 2017, furniture and fixtures are comprised as follows:

	Estimated Useful Life	2017
Furniture and fixtures	7 yrs	$ 114,568
Less: Accumulated depreciation		(104,207)
Furniture and Fixtures, Net		$ 10,361

NOTE 6 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Wells Fargo Clearing, LLC (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities Exchange Commission Act.

At September 30, 2017, the amount due to the Clearing Broker was $2,451,010. All amounts due to the Clearing Broker are collateralized by the marketable securities held by the Company. The Clearing Broker charges and other costs vary monthly. Clearing charges amounted to $96,705 for the year ended September 30, 2017.

NOTE 7 - PROVISION FOR INCOME TAXES:

At September 30, 2017, the provision for income taxes was $11,857. Reconciliation between the amount of income tax expense attributable to continuing operations and the amount determined by applying the applicable U.S. statutory income tax rate to pre-tax (loss) income is as follows:

Current:	
Federal	$ 6,042
State/City	5,815
Deferred:	
Income Tax (Benefit) Provision	$ 11,857

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The major temporary differences that give rise to the deferred tax assets and liabilities are depreciation and amortization and net operating loss carry forwards.

At September 30, 2017, deferred tax assets are comprised of the following:

	Federal	**State/City**	**Total**
Depreciation	(7,350)	(4,050)	(11,400)
Total	$ (7,350)	$ (4,050)	$ (11,400)

The Company has a net operating loss carry forward for $275,329 to offset future Federal taxable income, expiring through September 30, 2028. The Company also has a net operating loss carry forward in the amount of approximately $405,351 available to offset future State of New York and the City of New York taxable income, expiring through December 31, 2028. A valuation allowance has been recorded in the amount of $240,000 due to the limitation of usage as result of change in ownership.

NOTE 8 - COMMITMENTS:

The Company leased office space from a non-related third party is $4,050 per month. This commitment is on a month to month basis cancellable on 30 days notice.

NOTE 9 - SUBORDINATED BORROWINGS:

The borrowings under subordination agreements at September 30, 2017 are listed as follows:

Secured demand note collateral agreements, 7% percent, $500,000 due August 2019. The demand notes are collateralized by certain assets, which are pledged by individuals. The total fair market value of the assets pledged is $577,013. If the pledged assets fair market value minus any required regulatory deductions decreases below the value of the stated notes, the Company has the right to either require additional pledged assets to bring the value of the total pledged assets from the lender up to an amount that exceeds the $500,000, or lower the amount of the face value of the notes.

Interest accrued on the loans at September 30, 2017, is $8,750 and is included in accounts payable and accrued expenses. Interest expense amounted to $34,994 for the year ended September 30, 2017.

NOTE 10 - EXPENSE SHARING AGREEMENT:

Under the terms of an expense sharing agreement, with an unrelated third party, the Company agreed to share certain operating expenses. The expense sharing agreement was terminated on December 31, 2017, and there were no expenses paid during the current fiscal year.

NOTE 11 - NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2017, the Company had net capital of $343,590, which was $243,590 in excess of its minimum dollar net capital requirement of $100,000.

NOTE 11 - NET CAPITAL REQUIREMENT: (Continued)

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities Exchange Act of 1934 due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3.

This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the "computation of reserve requirements".

As of September 30, 2017, the Company was in compliance with all minimum net capital requirements.

NOTE 12 - CONCENTRATION OF RISK:

At September 30, 2017 and at various times throughout the year the Company maintained balances at financial institutions, which may exceed insured limits.



SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Stockholders and Directors of
World First Financial Services, Inc.

We have audited the financial statements of World First Financial Services, Inc. as of and for the year ended September 30, 2017, and have issued our report thereon dated November 28, 2017, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, contained on page 16, has been subjected to audit procedures performed in conjunction with the audit of World First Financial Services, Inc.'s financial statements. The supplementary information is the responsibility of World First Financial Services, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.



Certified Public Accountants

Livingston, New Jersey
November 28, 2017

WORLD FIRST FINANCIAL SERVICES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES & EXCHANGE COMMISSION SEPTEMBER 30, 2017

NET CAPITAL:	
Total Stockholder's equity qualified for net capital	$37,462
Additions:	
Subordinated borrowing allowable in computation of net capital	$500,000
Total Capital and allowable subordinated liabilities	$537,462
Deductions and charges:	
Non-allowable assets	($20,112)
Net Capital Before Haircuts on Securities Position	$517,350
Haircuts on securities:	
Haircuts on securities owned	($164,126)
Undue concentration haircut	($9,634)
NET CAPITAL	$343,590
AGGREGATE INDEBTEDNESS:	
Items included in statements of financial condition:	$382,130
Accounts payable, other accrued expenses, deferred taxes	
TOTAL AGGREGATE INDEBTEDNESS	$382,130
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Net capital requirment	$100,000
Excess net capital	$243,590
Excess net capital at 120%	$223,590
Ratio: aggregate indebtedness to net capital	1.11 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Included in Part IIA of Form X-17A-5 as of September 30, 2017	
Net capital, as reported in Company's	
(Unaudited) FOCUS report Part IIA	$343,590
NET CAPITAL PER ABOVE	$343,590

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of September 30, 2017
See Independent Auditors' Report on Supplementary Information



SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Directors of
World First Financial Services, Inc.

We have audited the accompanying statement of financial condition of World First Financial Services, Inc. as of September 30, 2017, and the related statement of income, changes in stockholders' equity, change in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of World First Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World First Financial Services, Inc. as of September 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.



Certified Public Accountants

Livingston, New Jersey
November 28, 2017

WORLD FIRST FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
EXEMPTION REPORT

World First Financial Services, Inc. ("Company") is not required to furnish this schedule due to its compliance with the exemptive provision k(2)(ii) of Rule 15c3-3. All customer transactions have been cleared through another broker-dealer (First Clearing LLC) on a fully disclosed basis.

The Company asserts to the best of its knowledge and belief that the Company met the exemptive provisions of 240.15c3-3 (k)(2)(ii) throughout the most recent year without exception.



James C. Des Londe
President-CEO

WORLD FIRST FINANCIAL SERVICES, INC.

INDEPENDENT ACCOUNTANTS' AGREED UPON PROCEDURES REPORT ON GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)

SEPTEMBER 30, 2017



SOBEL & CO. LLC

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders and Directors of
World First Financial Services, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2017, which were agreed to by World First Financial Services, Inc. and SIPC, solely to assist you and the other specified parties in evaluating World First Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. World First Financial Services Inc.'s management is responsible for the World First Financial Services, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended September 30, 2017, with the amounts reported in Form SIPC-7 for the year ended September 30, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and on the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, if applicable.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.



Certified Public Accountants

Livingston, New Jersey
November 28, 2017

SIPC-7B (34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7B (34-REV 6/17)

For the fiscal year ended 9/30/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20392 FINRA SEP
WORLD FIRST FINANCIAL SERVICES INC
246 5TH AVE STE 313
NEW YORK NY 10001-7603

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JAMES DesLande
212584139

2. A. General Assessment (item 2f from page 2) $ 2250

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (exclude interest) (1526)

04-26-17
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 724

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 724

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐
Total (must be same as F above) $ 724

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

World First Financial Services Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President · CEO
(Title)

Dated the 26th day of October, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

Item No.	TOTAL REVENUE	beginning 10/1/2016 and ending 12/31/2016	beginning 1/1/2017 and ending 9/30/2017
		Eliminate cents	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1448137 (the sum of both periods)	$ 303018	$ 1145119
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		0	0
(2) Net loss from principal transactions in securities in trading accounts.		0	0
(3) Net loss from principal transactions in commodities in trading accounts.		0	0
(4) Interest and dividend expense deducted in determining item 2a.		0	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.		0	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		0	0
(7) Net loss from securities in investment accounts.		0	0
Total additions		0	0
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		0	0
(2) Revenues from commodity transactions.		0	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		27181	69524
(4) Reimbursements for postage in connection with proxy solicitation.		0	0
(5) Net gain from securities in investment accounts.		0	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		0	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		0	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)		0	0

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 8750 $ 21122

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0 $ 0

Enter the greater of line (i) or (ii)	8750	21122
Total deductions	35931	90646
2d. SIPC Net Operating Revenues	$ 267087	$ 1054473
2e. General Assessment at applicable rate for assessment period.	$ 668 (@.0025)	$ 1582 (@.0015)
2f. Total General Assessment add both columns.	$ 2250 (to page 1, line 2.A.)	



SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Directors
World First Financial Services, Inc.
New York, New York

We have reviewed management's statements included in the accompanying Exemption Report, in which (1) World First Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which World First Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) ("exemption provisions") and (2) World First Financial Services, Inc. stated that World First Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. World First Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about World First Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Certified Public Accountants

Livingston, New Jersey
November 28, 2017